Exhibit 99.1

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC SEHK: 945

For Immediate Release

June 11, 2024

Manulife Financial Corporation to Issue S$500 million 4.275% Subordinated Notes Due 2034

TORONTO - Manulife Financial Corporation (“Manulife”) announced today that it has priced an offering in Singapore of S$500 million principal amount of 4.275% subordinated notes due June 19, 2034 (the “Notes”). The offering will be made pursuant to an offering circular dated June 11, 2024 and will qualify as Tier 2 capital for Manulife.

The Notes will bear interest at a fixed rate of 4.275% until June 19, 2029 and thereafter at a rate of 1.201% over the then-prevailing five-year SORA OIS rate. The Notes mature on June 19, 2034.

Manulife may, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes in whole, but not in part, on June 19, 2029 and on any interest payment date thereafter at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Notes will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of Manulife from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the Official List of the SGX-ST. The SGX-ST takes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained in this press release. Admission of the Notes to the Official List of the SGX-ST and quotation of the Notes on the SGX-ST are not to be taken as an indication of the merits of Manulife and its subsidiaries or the merits of the Notes.

DBS Bank Ltd. and Standard Chartered Bank (Singapore) Limited, have been appointed as joint lead managers and bookrunners for the offering. The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch have been appointed as co-managers for the offering.

The offering is expected to close on June 19, 2024.

The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com